Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings as defined:
Pre-tax income (loss)	63,487	53,717	123,157	85,570	28,537
Distributions from investees	4,251	19,169	9,322	12,212	6,715
Interest expense	147,084	132,538	93,939	72,572	104,415
(Income) in equity of affiliate	(22,925)	(29,764)	(19,966)	(23,963)	(15,213)
Interest portion of rental expense (1)	2,174	1,367	1,438	1,223	1,301
Total earnings	194,071	177,027	207,890	147,614	125,755
Fixed charges as defined:
Interest expense	147,084	132,538	93,939	72,572	104,415
Interest portion of rent expense (1)	2,174	1,367	1,438	1,223	1,301
Total fixed charges	149,258	133,905	95,377	73,795	105,716
Ratio of earnings to fixed charges	1.3	1.32	2.18	2.00	1.19

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(1) One-third of rent expense is the portion deemed representative of the interest factor.